Exemption No. 82-1209

March 6, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	February 14, 2006
(e)	Form 51-102F3, Material Change Report	February 16, 2006
(f)	Notice of Meeting and Record Dates of shareholders' meeting	February 20, 2006
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

	Document Name or Information	**Documents Filed**
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	February 14, 2006
(f)	Form 51-102F3, Material Change Report	February 16, 2006
(g)	Notice of Meeting and Record Dates of shareholders' meeting	February 20, 2006
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable

Document Name or Information		Documents Filed
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.

February 14, 2006

PRESS RELEASE

DOYLE SILL RESULTS INCLUDE GEM QUALITY DIAMONDS

Vancouver, British Columbia – Raymond A. Hrkac, President and CEO of **GGL Diamond Corp.** (GGL.TSX Venture) is pleased to report diamond results from the Doyle Kimberlite Sill.

A 45,526.5 kg (45.526 tonnes) sample was taken from the Doyle Kimberlite Sill to evaluate its diamond potential. The sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. The Doyle Kimberlite Sill has been traced for a strike length of two kilometers and down-dip for 820 metres, the kimberlite remains open to extension.

The sample was analysed by Ashton Mining of Canada Inc. at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds. Portions of each DMS treatment and diamond recovery procedure were observed by Howard Coopersmith, P. Geol., diamond consultant and Qualified Person for GGL Diamond Corp.

The 45.5 tonne kimberlite sample was divided into three subsamples. The following Table was provided by Ashton's laboratory and summarizes the DMS diamond results by subsample, expressed in Tyler Sieve distribution.

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	**26**	**2.355**	**14.59**
11105	15740.5	2	14	9	0	1	0	**24**	**2.020**	**12.83**
11106	13643.5	3	20	7	2	0	0	**29**	**1.780**	**13.05**
TOTAL	**45526.5**	**11**	**53**	**22**	**2**	**2**	**0**	**79**	**6.155**	**13.52**

* cpht – carats per hundred tonnes

Howard Coopersmith stated that the sample results reported are of high integrity and are believed to accurately represent the sampled kimberlite from the Doyle Kimberlite Sill. He also reported that diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds from 45.5 tonnes of sample material, for a calculated grade of 0.135 carats per tonne. Mr. Coopersmith reports that the largest diamonds are a 1.25 carat off-white industrial stone and a 0.83 carat colourless clean tetrahexahedral crystal of high gem value. The bulk sample from the Doyle Kimberlite Sill produced a modest grade of diamonds and significant commercial stones from a small tonnage.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Although the diamonds have not been valued, it is unlikely that the material tested is economic. However, the presence of gem quality diamonds from one location within the extensive, two kilometers by approximately one kilometer, sheet of kimberlite would suggest that further evaluation may be necessary.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

Exemption No. 82-1209

RECEIVED
2006 MAR 15 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

February 14, 2006

Item 3. News Release

February 14, 2006, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces that the Doyle Sill Results Include Gem Quality Diamonds

Item 5. Full Description of Material Change

The Company has reported diamond results from the Doyle Kimberlite Sill.

A 45,526.5 kg (45.526 tonnes) sample was taken from the Doyle Kimberlite Sill to evaluate its diamond potential. The sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. The Doyle Kimberlite Sill has been traced for a strike length of two kilometers and down-dip for 820 metres, the kimberlite remains open to extension.

The sample was analysed by Ashton Mining of Canada Inc. at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds. Portions of each DMS treatment and diamond recovery procedure were observed by Howard Coopersmith, P. Geol., diamond consultant and Qualified Person for the Company.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officer**

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

February 16, 2006

Exemption No. 82-1209

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 20, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: GGL DIAMOND CORP

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 361703101/CA3617031016/COMMON
3.	CUSIP/Class of Security entitled to vote	: 361703101/CA3617031016/COMMON
4.	Record Date for Notice	: 17/03/2006
5.	Record date for Voting	: 17/03/2006
6.	Beneficial Ownership determination date	: 17/03/2006
7.	Meeting Date	: 12/05/2006
8.	Meeting Location	: Vancouver BC

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401

Exemption No. 82-1209.

GGL DIAMOND CORP.
(the "Corporation")

STOCK OPTION PLAN

1. INTERPRETATION

1.1 Defined Terms - For the purposes of this Stock Option Plan, the following terms shall have the following meanings:

(a) "**Associate**" shall have the meaning ascribed to such term in the British Columbia *Securities Act*, as amended from time to time;

(b) **"Board"** means the Board of Directors of the Corporation;

(c) "**Change in Control**" means:

(i) a takeover bid (as defined in the British Columbia *Securities Act*, which is successful in acquiring Shares of the Corporation;

(ii) the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation;

(iii) the sale of all or substantially all the assets of the Corporation;

(iv) the sale, exchange or other disposition of a majority of the outstanding Shares of the Corporation in a single or series of related transactions;

(v) the dissolution of the Corporation's business or the liquidation of its assets;

(vi) a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation's shareholders receive less than 51% of the outstanding shares of the new or continuing Corporation; or

(vii) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d) "**Committee**" means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

(e) "**Consultant**" has the meaning ascribed in NI 45-106;

(f) "**Corporation**" means GGL Diamond Corp., a company incorporated under the laws of British Columbia;

(g) "**Date of Grant**" means the date on which a grant of an Option is effective;

(h) "**Disability**" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(i) "**Disinterested Shareholder Approval**" means an ordinary resolution approved by a majority of the votes cast by the shareholders of the Corporation at a shareholders' meeting, excluding votes attaching to the Shares beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(j) "**Effective Date**" means the effective date of this Plan;

(k) "**Eligible Persons**" means:

(i) an employee, Executive Officer, director or Consultant of the Corporation or of any Related Entity,

(ii) a Permitted Assign of a person referred to in (i) above, or

(iii) a Management Company Employee;

(l) "**Executive Officer**" has the meaning ascribed in NI 45-106;

(m) "**Fair Market Value**" means where the Shares are listed for trading on a stock exchange or over the counter market, the last closing price of the Shares before the Date of Grant on the stock exchange or over the counter market which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the TSX Venture Exchange the "fair market value" shall not be lower than the last closing price of the Shares before the Date of Grant less the maximum discount permitted under the policies of the TSX Venture Exchange;

(n) "**Guardian**" means the guardian, if any, appointed for an Optionee;

(o) "**Insider**" shall have the meaning ascribed to such term in the British Columbia *Securities Act*, as amended from time to time;

(p) "**Investor Relations Activities**" has the meaning ascribed in NI 45-106;

(q) "**Management Company Employee**" means an individual employed by a corporation or a Person providing management services to the Corporation, which management services are limited to administrative or operational services required for the ongoing successful operation of the business enterprise of the Corporation but excluding a Person engaged in Investor Relations Activities;

(r) **"Modification"** means any change in the terms of an Option which gives the Optionee additional benefits under the Option, but such change shall not include a change in the terms of an Option:

(i) to make the Option not transferable other than by will or the laws of descent and distribution;

(ii) to make the Option exercisable only by the Optionee during the Optionee's lifetime;

(iii) in the case of an Option not immediately exercisable in full, to accelerate the time within which the Option may be exercised; or

(iv) attributable to the issuance or assumption of an Option by reason of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation if the new Option or assumption of the old Option does not give the Optionee additional benefits which he did not have under the old Option;

(s) **"NI 45-106"** means National Instrument 45-106, "Prospectus and Registration Exemptions" and all amendments thereto from time to time and any instrument which subsequently amends, replaces or supersedes NI 45-106;

(t) **"Option"** means an option to purchase Shares granted pursuant to the terms of this Plan;

(u) **"Option Certificate"** means the certificate issued by the Corporation specifying the terms of the Option being granted to the Optionee under the Plan;

(v) **"Option Price"** means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(w) **"Optionee"** means a Person to whom an Option has been granted;

(x) **"Permitted Assign"** has the meaning ascribed in NI 45-106;

(y) **"Person"** has the meaning ascribed in NI 45-106;

(z) **"Plan"** means this Stock Option Plan of the Corporation;

(aa) **"Qualified Successor"** means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(bb) **"Related Entity"** means, for an issuer, a Person that controls or is controlled by the issuer or that is controlled by the same Person that controls the issuer;

(cc) **"Shares"** means the common shares in the capital of the Corporation; and

(dd) **"Term"** means the period of time during which an Option may be exercised.

2. STATEMENT OF PURPOSE

2.1 Principal Purposes - The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of those responsible for the continued success of the Corporation; to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such persons to remain with the Corporation; and to attract new talent to the Corporation.

2.2 Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3. ADMINISTRATION

3.1 Board or Committee - Subject to the direction of the Board, the Plan shall be administered by the Committee.

3.2 Appointment of Committee - The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. The Committee shall continue to administer the Plan until otherwise directed by the Board.

3.3 Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him or her).

3.4 Powers of Committee - The Committee shall have the following authority:

(a) to administer the Plan in accordance with its terms;

(b) to determine all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c) to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d) to prescribe, amend and rescind the rules and regulations relating to the administration of the Plan;

(e) to determine the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f) with respect to the granting of Options, to make recommendations to the Board as to:

(i) the Eligible Persons to whom Options shall be granted, based on the eligibility criteria set out in this Plan,

(ii) the terms and provisions of the Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Certificate),

(iii) amending the terms and provisions of an Option Certificate, provided it obtains:

(A) the consent of the Optionee; and

(B) the approval of any stock exchange on which the Corporation is listed, where required,

(iv) when Options shall be granted,

(v) the number of Shares subject to each Option, and, where applicable, whether or not to grant Options for the issuance of flow-through Shares,

(vi) the vesting schedule, if any, for the exercise of such Option, and

(g) to make other determinations necessary or advisable for administration of the Plan.

3.5 **Approvals** - The Corporation will use its best efforts to obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6 **Administration by Committee** - All determinations made by the Committee in good faith with respect to matters referred to in Section 3.4 shall be final, conclusive and binding upon all Eligible Persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee's administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4. ELIGIBILITY

4.1 **Eligibility for Options** - Options may be granted to any Eligible Person.

4.2 **Limitations** - The grant of Options under the Plan is subject to the following limitations:

(a) the number of Shares reserved for issuance to any one Optionee pursuant to Options shall not exceed 5% of the outstanding Shares on a yearly basis unless the Corporation is a Tier 1 issuer under the policies of the TSX Venture Exchange and the Corporation has obtained Disinterested Shareholder Approval;

(b) the aggregate number of Shares reserved for issuance to any one Consultant pursuant to Options in any 12 month period shall not exceed 2% of the outstanding Shares at the Date of Grant;

(c) the aggregate number of Shares reserved for issuance to persons employed in Investor Relations Activities pursuant to Options shall not exceed 2% of the outstanding Shares in any 12 month period calculated at the Date of Grant unless the TSX Venture Exchange permits otherwise and Options granted to Consultants performing Investor Relations Activities must contain vesting provisions such that the vesting occurs no earlier than over at least 12 months with no more than one quarter of the Options vesting in any three month period; and

(d) Disinterested Shareholder Approval will be required if there is a grant of Options to Insiders within a 12 month period, of a number of Options exceeding 10% of the issued Shares.

4.3 **No Violation of Securities Laws** - No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option will not violate the securities law of the jurisdiction in which the Corporation and the Optionee reside.

5. SHARES SUBJECT TO THE PLAN

5.1 **Number of Shares** - The Board, based on recommendations by the Committee, may grant Options under the Plan from time to time to purchase an aggregate of up to a maximum of 10% of the Shares which are issued and outstanding on a rolling basis as at the Date of Grant of any Option. Such maximum number of Shares issuable under the Plan shall be made available from authorized, but unissued Shares. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2 **Expiry of Option** - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3 **Reservation of Shares** - The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

5.4 **Other Stock Option Grants** - Neither the existence of this Plan nor any provision contained in it shall be interpreted as restricting the powers of the Board to, in its discretion, grant options to purchase Shares outside of the Plan for purposes other than as set out in the Plan.

6. OPTION TERMS

6.1 **Option Certificate** - With respect to each Option granted to an Optionee, the following terms shall be specified in the Option Certificate between the Corporation and the Optionee:

(a) the number of Shares subject to purchase pursuant to such Option;

(b) the Date of Grant;

(c) the Term, provided that the length of the Term shall in no event be greater than five years following the Date of Grant, except, if the Corporation is designated as "Tier 1" listed company by the TSX Venture Exchange, then the Term shall be no greater than ten years following the Date of Grant for all Optionees;

(d) the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e) subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f) if the Optionee is an employee, Consultant or Management Company Employee, a representation by the corporation and the Optionee that the Optionee is a bona fide employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a Related Entity; and

(g) such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2 **Vesting Schedule** - The Board, taking into account the recommendations of the Committee, shall have complete discretion to set the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a) permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b) permit full vesting after a stated period of time has passed from the Date of Grant;

provided that the vesting period for an Option shall be in accordance with the policies of the TSX Venture Exchange at the Date of Grant.

6.3 **Amendments to Options** - Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the TSX Venture Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Corporation at the time of the proposed reduction in the Option Price.

6.4 Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7. EXERCISE OF OPTION

7.1 Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Corporation at its principal place of business.

7.2 Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. A stop-transfer order against such Shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable United States' federal and state securities laws may be endorsed on the certificates representing such Shares in order to assure an exemption from registration. The Committee also may require such other documentation as may from time to time be necessary to comply with United States' federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

7.3 Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4 Issuance of Certificates - As soon as practicable after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Corporation shall issue a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

8. TRANSFERABILITY OF OPTIONS

8.1 Non-Transferable - Except as provided otherwise in this Section 8, or by applicable securities laws, Options are non-assignable and non-transferable.

8.2 Death of Optionee - If an Optionee dies, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the date of such death and the expiry of the Term of the Option.

8.3 Disability of Optionee - If the employment of an Optionee as an employee or Consultant of the Corporation or any Related Entity, or the employment of an Optionee as a Management Company Employee, or the position of an Optionee as a director or Executive Officer of the Corporation or any Related Entity, is terminated by reason of such Optionee's Disability, any Option held by such

Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 90 days following the termination of service of such Optionee. If such Optionee dies within that 90 day period, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the death of such Optionee and the expiry of the Term of the Option.

8.4 **Vesting** - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5 **Unanimous Agreement** - If two or more persons constitute the Qualified Successor or the Guardian of an Optionee, the rights of such Qualified Successor or such Guardian shall be exercisable only upon the unanimous agreement of such persons

8.6 **Deemed Non-Interruption of Employment** - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Corporation or any Related Entity is guaranteed either by statute or has been agreed upon by contract. If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed or agreed upon by contract, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

9. TERMINATION OF OPTIONS

9.1 **Termination of Options** - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a) the termination date specified for such Option in the Option Certificate;

(b) where the Optionee's position as an employee, a Consultant, a director or an Executive Officer of the Corporation or any Related Entity or a Management Company Employee is terminated for just cause, the date of such termination for just cause;

(c) where the Optionee's position as an employee, a Consultant, a director or an Executive Officer of the Corporation or any Related Entity or a Management Company Employee (other than a person employed to provide Investor Relations Activities), terminates for a reason other than the Optionee's Disability, death, or termination for just cause, 90 days after such date of termination, or in the case of a person employed to provide Investor Relations Activities, 30 days after such termination; PROVIDED that:

(i) if an Optionee's position changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this subsection 9.1(c);

(ii) if the Corporation is designated as a "Tier 1" listed company by the TSX Venture Exchange, then upon the Optionee making written application to the Board or the Committee and receiving the written consent of the Board or the Committee, which consent may be given at the discretion of the Board or the Committee, at such later date as determined by the Board or the Committee which must be no later than the original expiry date of such Option when it was granted; and

(d) the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2 **Lapsed Options** - If Options expire or are surrendered or otherwise terminated without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such Options. If Options are exercised in whole or in part, new Options may be granted covering the Shares purchased under such Options. If an Option has been surrendered and a new Option has been granted to the same Optionee on different terms than the surrendered Option, then the new Option is subject to acceptance by the TSX Venture Exchange.

10. ADJUSTMENTS TO OPTIONS

10.1 **Alteration in Capital Structure** - If there is a material alteration in the capital structure of the Corporation resulting from a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of the holder of each such Option shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation (a) a change in the number or kind of shares of the Corporation covered by such Options, and (b) a change in the Option Price payable per share; provided, however, that the aggregate Option Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the price per share and the number of shares subject thereto. For purposes of this Section 10.1, neither (i) the issuance of additional shares of stock of the Corporation in exchange for adequate consideration (including services), nor (ii) the conversion of outstanding preferred shares of the Corporation into Shares shall be deemed to be material alterations of the capital structure of the Corporation.

10.2 **Corporate Reorganization** - In the event of a reorganization as defined in this Section 10.2 in which the Corporation is not the surviving or acquiring corporation, or in which the Corporation is or becomes a wholly-owned subsidiary of another corporation after the effective date of the reorganization, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such reorganization if the Optionee had exercised his Option immediately prior to the record date applicable to such reorganization, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan. For purposes of this Section 10.2, reorganization shall mean any statutory merger, plan of arrangement, statutory consolidation, sale of

all or substantially all of the assets of the Corporation, or sale, pursuant to an agreement with the Corporation, of securities of the Corporation pursuant to which the Corporation is or becomes a wholly-owned subsidiary of another corporation after the effective date of the reorganization.

10.3 **Acceleration on Change of Control** - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, except where such vesting provisions are mandated by the TSX Venture Exchange. In the case of vesting provisions mandated by the TSX Venture Exchange, any acceleration of the vesting provisions under this section is subject to prior acceptance by the TSX Venture Exchange. To the extent possible, the Committee shall give not less than 30 days' notice to Optionees of a Change in Control.

10.4 **Acceleration of Date of Exercise** - The Board, on the recommendation of the Committee, shall have the right to accelerate the date of vesting of any installment of any Option which remains unvested.

10.5 **Determinations to be Made** - Adjustments and determinations under this Section 10 shall be made by the Board, on the recommendation of the Committee, and the Board's decisions as to the adjustments or determinations which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6 **Effect of a Take-over** - If a *bona fide* offer (the "**Offer**") for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of section 92 of the British Columbia *Securities Act,* as amended from time to time, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the "**Optioned Shares**") to the Offer. If:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares.

11. TERMINATION AND AMENDMENT OF PLAN

11.1 **Power to Terminate or Amend Plan** - Subject to the approval of any stock exchange on which the Corporation's securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Corporation is a "reporting issuer" under the securities laws of any jurisdiction in Canada, the Board may not do any of the following without obtaining, within 12 months either before or after the

Board's adoption of a resolution authorizing such action, approval ("**Shareholder Approval**") by the affirmative votes of the holders of a majority of the voting securities of the Corporation present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, and, where required, by way of Disinterested Shareholder Approval, or by the written consent of the holders of a majority of the securities of the Corporation entitled to vote:

(a) increase the aggregate number of Shares which may be issued under the Plan;

(b) materially modify the requirements as to eligibility for participation in the Plan; or

(c) materially increase the benefits accruing to participants under the Plan.

However, the Board may amend the terms of the Plan or of an Option granted under the Plan where permitted under the rules of any applicable regulatory authority without obtaining Shareholder Approval to such amendment in circumstances other than as set forth above, including but not limited to:

(a) amendments of a housekeeping nature to the Plan;

(b) a change to the vesting provisions of an Option or the Plan; and

(c) a change to the termination provisions of an Option which does not entail an extension beyond the original expiry date of the Option.

11.2 **No Grant During Suspension of Plan** - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12. CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1 **Compliance with Laws** - Shares shall not be issued pursuant to the exercise of an Option unless the Shares are fully paid and non-assessable and the exercise of such Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, the United States *Securities Act of 1933*, as amended, any applicable provincial or state securities or corporate laws, the rules and regulations promulgated thereunder and the requirements of any stock exchange upon which such Shares may then be listed or otherwise traded.

12.2 **Regulatory Approval to Issuance of Shares** - The Corporation's inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation's counsel to be necessary to the lawful issuance and sale of any Shares issued under this Plan, shall relieve the Corporation of any liability with respect to the failure to issue or sell such Shares.

13. USE OF PROCEEDS

13.1 <u>**Use of Proceeds**</u> - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes.

14. NOTICES

14.1 <u>**Notices**</u> - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed or electronically transmitted, in which case notice shall be deemed to have been duly given on the date the facsimile or electronic transmission is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15. MISCELLANEOUS PROVISIONS

15.1 <u>**No Obligation to Exercise**</u> - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2 <u>**No Obligation to Retain Optionee**</u> - Nothing contained in this Plan shall obligate the Corporation or any Related Entity to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Related Entity to reduce such Optionee's compensation.

15.3 <u>**Binding Agreement**</u> - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4 <u>**Use of Terms**</u> - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5 <u>**Headings**</u> - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6 <u>**No Representation or Warranty**</u> - The Corporation makes no representation or warranty as to the future market value of any Shares issued or issuable in accordance with the provisions of this Plan.

16. EFFECTIVE DATE OF PLAN AND AMENDMENTS

16.1 <u>**Effective Date of Plan**</u> - This Plan shall become effective on the date of its acceptance by the TSX Venture Exchange.

16.2 **Rollover from Prior Stock Option Plans** - On the Effective Date, this Plan shall supersede all prior stock option plans of the Corporation and all outstanding stock options granted under prior stock option plans of the Corporation shall be rolled over into this Plan.

Raymond Hrkac
President

Date approved by the Board: January 18, 2006